N E W S R E L E A S E

January 18, 2005	Trading Symbols:
News Release 05-02	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INTERSECTS SIGNIFICANT SILVER MINERALIZATION
AT BERENGUELA PROJECT IN PERU

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report significant intersections from drilling at the Berenguela project located five kilometers west of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization which hosts significant silver resources and has received little exploration attention since the 1960‘s. Silver Standard holds an option to acquire the silver resources on the property.

Silver Standard’s recently completed reverse circulation program totaled 5,247 meters in 57 holes. The program objectives were: (1) to twin historic, wider-spaced drilling to verify the grade of mineralization, and (2) to complete sufficient additional infill drilling in two areas of mineralization on the property to determine the scope of future drilling requirements for a measured and indicated resource.

The accompanying table summarizes results received for the first 26 holes. These holes were drilled in the eastern half of a 1,350 meter-long grid over known mineralization. Highlights include: hole BER-1 which intersected 9.3 ounces of silver per ton over 174 feet (319 grams of silver per tonne over 53 meters), including 14.0 ounces of silver per ton over 95 feet (480 grams of silver per tonne over 29 meters).

BER-22 and BER-24 were drilled approximately 100 meters north and northeast respectively of BER-1. BER-24 intersected 26.2 ounces of silver per ton over 56 feet (897 grams of silver per tonne over 17 meters), including 50.6 ounces of silver per ton over 30 feet (1,734 grams of silver per tonne over 9 meters).

BER-22 intersected 9.6 ounces of silver per ton over 115 feet (329 grams of silver per tonne over 35 meters), including 24.1 ounces of silver per ton over 43 feet (827 grams of silver per tonne over 13 meters). Further assay results from 31 more holes are pending and will be reported on receipt. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela.

For further information on historic resources and the terms of Silver Standard’s option of silver resources at the Berengela property, refer to the company’s news release dated March 31, 2004 in the Investors section of Silver Standard’s web site (http://www.silverstandard.com).

Silver Standard Resources Inc. is a well-financed silver resource company with $44.8 million in cash, 1.95 million ounces of physical silver, and marketable securities with a value of $3.8 million. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “mineral reserve” and “mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED BERENGUELA, PERU DRILL RESULTS, January 2005

Hole Number	From	To	Interval (in meters)*	Silver (grams/tonne)	Interval (in feet)*	Silver (in oz./ton)
BER-1	0	53	53	319	174	9.3
incl.	10	39	29	480	95	14.0
BER-2	0	33	33	202	108	5.9
BER-3	0	22	22	186	72	5.4
BER-4	3	22	19	97	62	2.8
BER-5	30	87	57	271	187	7.9
incl.	50	63	13	513	43	15.0
BER-6	10	37	27	75	89	2.2
BER-7	17	21	4	58	13	1.7
BER-9	5	20	15	73	49	2.1
	42	52	10	302	33	8.8
	58	71	13	138	43	4.0
BER-10	0	15	15	55	49	1.6
BER-11	12	76	64	104	210	3.0
BER-13	Pending
BER-14	Pending
BER-15	0	47	47	99	154	2.9
incl.	7	16	9	274	30	8.0
BER-16	5	25	20	67	66	2.0
	33	38	5	116	16	3.4
BER-17	6	18	12	147	39	4.3
	28	34	6	711	20	20.7
	52	60	8	200	26	5.8
BER-18	6	27	21	142	69	4.2
	57	69	12	190	39	5.5
BER-19	0	69	69	126	226	3.7
	39	69	30	208	98	6.1
BER-20	32	56	24	88	79	2.6
BER-21	25	36	11	148	36	4.3
BER-22	27	62	35	329	115	9.6
incl.	40	53	13	827	43	24.1
BER-23	43	60	17	256	56	7.5
BER-24	24	41	17	897	56	26.2
incl.	26	35	9	1734	30	50.6
BER-25	5	8	3	1386	10	40.4
	29	63	34	165	112	4.8
incl.	40	60	20	257	66	7.5
BER-26	42	60	18	56	59	1.6
BER-26	75	120	Pending
BER-27	0	158	Pending
BER-27	158	169	11	23	36	0.7
BER-29	22	31	9	140	30	4.1

* True thickness to be determined.   Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Berenguela exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.